                                                                EXHIBIT 3(b)(2)

                       ROCKWELL INTERNATIONAL CORPORATION

                  RESOLUTION ADOPTED BY THE BOARD OF DIRECTORS
                              ON SEPTEMBER 3, 1997

                  RESOLVED, that the By-Laws of this Corporation be, and they hereby are amended, effective October 1, 1997, by revising Sections 8 and 9 of Article V to read in their entirety as follows:

                  "SECTION 8. Chairman of the Board of Directors. The Chairman of the Board of Directors shall preside at all meetings of the shareowners and of the Board of Directors and shall enforce the observance of the rules of order for the meetings of the Board and the shareowners and the by-laws of the Corporation. As requested by the President, he shall attend generally to the Corporation's executive business and keep the Board of Directors appropriately informed on the business and affairs of the Corporation.

                  SECTION 9. President. The President shall be the chief executive officer of the Corporation and, subject to the control of the Board of Directors, shall have general and overall charge of the business and affairs of the Corporation and of its officers. He shall keep the Board of Directors appropriately informed on the business and affairs of the Corporation."


                                       1